Exhibit 21.1

SUBSIDIARIES OF AARON’S SPINCO, INC.

Subsidiary Name	Jurisdiction of Incorporation	Percentage of Control
Aaron Investment Company	Delaware	100%
99LTO, LLC	Georgia	100%
Woodhaven Furniture Industries, LLC	Georgia	100%
Aaron’s Canada, ULC	Canada	100%
Aaron’s Procurement Company, LLC	Georgia	100%
Aaron’s Logistics, LLC	Georgia	100%
Aaron’s Strategic Services, LLC	Georgia	100%
Aaron’s Business Real Estate Holdings, LLC	Georgia	100%